SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 25, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Name and Address of Company

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

  Date of Material Change

May 13, 2004

  New Release

Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on May 13, 2004. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

On May 13, 2004, Microcell has been informed that TELUS Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell.

  Full Description of Material Change

On May 13, 2004, Microcell has been informed that TELUS Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell. Until the Company receives the offer and completes its review, it will not comment on the offer or its contents and will not speculate as to any future course of action it might take.

  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

  Omitted Information

Not applicable.

  Executive Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Date of Material Change Report

May 21, 2004

SIGNED at Montreal, Quebec.

/s/ Jocelyn Cote
-------------------------------------------------------------------------------
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material Change Report

News Release

For immediate release

MICROCELL RESPONDS TO TELUS' ANNOUNCEMENT

Montreal, May 13, 2004 - Microcell Telecommunications Inc. (MT.A ; MT.B) has been informed that Telus Corporation intends to make an unsolicited all-cash offer to purchase all of the outstanding publicly traded shares and warrants of Microcell. Until the Company receives the offer and completes its review, it will not comment on the offer or its contents and will not speculate as to any future course of action it might take.

About the Company
 Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:
 Thane Fotopoulos
514 937-0102, ext. 8317
 thane.fotopoulos@microcell.ca

Media:
 Claire Fiset
514 937-0102, ext. 7824
 claire.fiset@microcell.ca